UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

KBL HEALTHCARE ACQUISITION CORP. II

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

48241R108

(CUSIP Number)

April 27, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 48241R108				13G

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sapling, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

			(a)	☐
			(b)	☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

536,114
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

536,114
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

536,114
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.8%
12		TYPE OF REPORTING PERSON*

OO

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 48241R108				13G

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Fir Tree Recovery Master Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

			(a)	☐
			(b)	☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

328,586
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

328,586
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

328,586
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.9%
12		TYPE OF REPORTING PERSON*

PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sapling, LLC, a Delaware limited liability company (“Sapling”), and Fir Tree Recovery Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Recovery”), relating to Units consisting of one share of Common Stock, $.0001 par value (the “Common Stock”), and two warrants, each to purchase one share of Common Stock, of KBL Healthcare Acquisition Corp. II, a Delaware corporation (the “Issuer”), purchased by Sapling and Fir Tree Recovery. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Master”), is the sole member of Sapling. Fir Tree, Inc., a New York corporation, is the investment manager of both Sapling and Fir Tree Recovery.

Item 1(a)	Name of Issuer.

KBL Healthcare Acquisition Corp. II

Item 1(b)	Address of Issuer’s Principal Executive Offices.

645 Madison Avenue—14th Floor
New York, New York 10022

Item 2(a)	Name of Person Filing.

Sapling, LLC (“Sapling”) and Fir Tree Recovery Master Fund, L.P. (“Fir Tree Recovery”)

Item 2(b)	Address of Principal Business Office.

535 Fifth Avenue
31st Floor
New York, New York 10017

Item 2(c)	Place of Organization.

Sapling is a Delaware limited liability company. Fir Tree Recovery is a Cayman Islands exempted limited partnership.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

48241R108

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a)	As of the filing of this Schedule 13G, Sapling and Fir Tree Recovery have purchased 864,700 Units of the Issuer. Each Unit consists of: (i) one share of Common Stock, and two warrants, each to purchase one share of Common Stock. Sapling and Fir Tree Recovery are the beneficial owners of 864,700 shares of Common Stock.

Pursuant to the Prospectus filed by the Issuer with the Commission on April 22, 2005, each share of Common Stock entitles its holder to one vote per share. The Units and the Warrants do not have voting rights. Pursuant to Rule 13d-1(i), this Schedule 13G does not include the non-voting securities of the Issuer held by Sapling and Fir Tree Recovery.

(b)	Sapling and Fir Tree Recovery are the beneficial owners of 7.7% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 11,200,000, the number of shares of Common Stock issued and outstanding as of April 15, 2005, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) dated April 22, 2005.

(c)	Sapling may direct the vote and disposition of the 536,114 shares of Common Stock. Fir Tree Recovery may direct the vote and disposition of 328,586 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Fir Tree Master, as the sole member of Sapling, has the right to receive dividends from and the proceeds from the sale of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: May 6, 2005

SAPLING, LLC

By:    FIR TREE, INC., its Manager

          By:      /s/ Jeffrey Tannenbaum
          Name: Jeffrey Tannenbaum
          Title: President

FIR TREE RECOVERY MASTER FUND, L.P.

By:   FIR TREE, INC., its Manager

          By:       /s/ Jeffrey Tannenbaum
          Name: Jeffrey Tannenbaum
          Title: President